MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:

NAME AND ADDRESS OF COMPANY

Fortuna Silver Mines Inc.

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

ITEM 2:

DATE OF MATERIAL CHANGE

March 20, 2013

ITEM 3:

NEWS RELEASE

March 20, 2013, via CNW.

ITEM 4:

SUMMARY OF MATERIAL CHANGE

The Company announced its 2012 year end financial results.

ITEM 5:

FULL DESCRIPTION OF MATERIAL CHANGE

2012 Financial Statements and MD&A Highlights:

•

Sales increased 46% to $161.0 million, from $110.0 million in 2011

•

Net income rose 62% to $31.5 million, from $19.5 million in 2011

•

Earnings per share grew 56% to $0.25, from $0.16 in 2011

•

Net cash from operating activities increased to $62.2 million, from $39.1 million in 2011

•

Cash position, including short term investments, and working capital totaled $64.7 million and $87.4 million, respectively

•

Silver and gold production of 3,987,757 ounces and 20,699 ounces, respectively,  representing commercial production year-over-year growth of 60% and 199%

•

Cash cost per silver ounce, net of by-product credits, was $5.96

Fourth Quarter 2012 Financial Statements Highlights:

•

Sales increased 22% to $37.9 million, from $31.0 million in fourth quarter 2011

•

Net income rose to $8.5 million, from a loss of $1.8 million in fourth quarter 2011

•

Earnings per share grew to $0.07, from a loss of $0.01 in fourth quarter 2011

•

Net cash from operating activities increased to $11.9 million, from $8.8 million in fourth quarter 2011

•

Silver and gold production of 1,010,730 ounces and 4,368 ounces, respectively, representing quarter-over-quarter growth of 11% and 5%

•

Cash cost per silver ounce, net of by-product credits, was $8.85

2013 Production Guidance:

•

4.4 million ounces of silver; increase of 10% over 2012

•

23,300 ounces of gold; increase of 13% over 2012

•

Cash cost per silver ounce of payable silver, net of by-product credits of $5.00 using Au = $1,700/ounce, Pb = $2,100/t, and Zn = $2,000/t

2012 Financial Results:

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31,
Expressed in $ millions	2012	2011	2012	2011
Sales	37.9	31.0	161.0	110.0
Mine operating earnings	13.3	13.3	70.7	61.0
Net income	8.5	(1.8)	31.5	19.5
Cash generated by operating activities
before changes in working capital	11.9	8.8	62.2	39.1

2012 year end results

For the year ended December 31, 2012, the Company posted record net income of $31.5 million, up 62% compared to $19.5 million in 2011.  Mine operating earnings increased by 16% to $70.7 million (2011: $61.0 million) and cash flow from operations, before changes in working capital, rose by 59% to $62.2 million (2011: $39.1 million).

The increase in net income reflects the contribution of the San Jose mine (“San Jose”), which commenced commercial operations in September 2011, and a lower effective tax rate, which reduced income taxes by $5.0 million. The full benefit of San Jose was tempered by lower sales and operating margins at the Caylloma mine (“Caylloma”) than in 2011. Caylloma was affected by higher treatment and refining charges and lower base metals sold (down $5.5 million), by lower prices for and, in turn, sales of silver and base metals (down $12.5 million), and an increase in unit cash cost year over year of 26%. However, cash flow from operations before changes in working capital, increased, as did cash flow margins (cash flow from operations, before changes in working capital, over sales), which increased to 39% in 2012 from 36% in 2011 as a result of strong margins at San Jose and a lower cash tax rate. The latter effect relates mainly to San Jose, which incurred no taxes during the year ended December 31, 2012.

Basic earnings per share increased by 56% to $0.25 in 2012, compared to $0.16 in 2011.  Operating cash flow per share, before change in working capital items, increased by 56% to $0.50 (2011: $0.32).

For the year ended December 31, 2012, sales were comprised of silver 67% and gold 17%, compared to 65% and 6%, respectively, in 2011.

Fourth quarter 2012 results

During Q4 2012, the Company generated net income of $8.5 million, compared to a net loss in the prior year of $1.8 million.  Mine operating earnings remained at $13.3 million (Q4 2011: $13.3 million) while cash flow from operations, before changes in working capital, increased by 35% to $11.9 million (Q4 2011: $8.8 million).

The higher net income resulted mainly from higher sales at San Jose, lower income taxes in the quarter comprising a $6.4 million reduction of deferred tax provision, and a one-time $1.9 million write-off of the Taviche idle plant that was recorded in the prior year. The full contribution of San Jose was curtailed by a $1.3 million negative final assay adjustment to sales and by higher costs related to accelerated mine preparation prior to the mine’s expansion. Mine operating earnings remained flat due to lower results from Caylloma, which were affected by higher depletion and depreciation charges, an inventory build-up, and a rise in unit cash cost, reflecting the trend of our cost guidance for 2013.

The increase in cash flow from operations, before changes in working capital, reflects the positive contribution of San Jose to cash margins as well as lower cash tax rate in the period.

Compared to the third quarter of 2012, cash generated by operating activities, before changes in working capital, decreased by $8.1 million to $11.9 million primarily due to lower sales of $5.9 million driven by lower final sales adjustments of $3.5 million, changes in concentrate inventory, and lower head grades at San Jose, and to higher unit cash cost at Caylloma with an impact of $1.3 million.

Basic earnings per share for Q4 2012 was $0.07 (Q4 2011: $0.01 loss).  Operating cash flow per share, before change in working capital items, was $0.10 (Q4 2011: $0.07).

2012 Operating Results:

	QUARTERLY RESULTS		YEAR TO DATE RESULTS
	Three months ended December 31,		Years ended December 31,
	2012	2011	2012	2011
Consolidated Metal Production	Consolidated	Consolidated	Consolidated	Consolidated

Silver (oz)	1,010,730	913,803	3,987,757	2,486,655
Gold (oz)	4,368	4,153	20,699	6,917
Lead (000's lb)	4,936	4,396	17,886	19,678
Zinc (000's lb)	6,135	5,688	22,396	23,425
Copper (000's lb)	-	-	48	36
Production cash cost (US$/oz Ag)*	8.85	5.20	5.96	0.25
* Net of by-product credits

Silver and gold production for the year ended December 31, 2012, totaled 3,987,757 ounces and 20,699 ounces, respectively, exceeding by 8% and 19%, respectively, the Company’s production guidance for 2012.  When compared to the previous year, silver and gold production increased by 60% and 199%, respectively, as San Jose contributed its first full year of production after declaring commercial production in September 2011.

Consolidated cash cost per ounce of payable silver for 2012, net of by-product credits, was $5.96 (2011: $0.25).  The higher cost was primarily at Caylloma, which increased from negative $0.78 per ounce in 2011 to $8.07 per ounce in 2012, due to higher unit cash costs (up $4.57), higher refining charges (up $1.24), and lower by-product credits (down $3.04) for an overall increase of $8.85 per ounce.  This increase is in line with our forecast for 2012.

Consolidated cash cost per ounce of payable silver, net of by-product credits, was $8.85, in Q4 2012, compared to $5.20 in Q4 2011, due to higher cash cost per ounce at both Caylloma and San Jose. The main increase comes from San Jose, where unit costs were much lower in Q4 2011 as low cost development ore were consumed by the plant during the first quarter of commercial production.  Compared to Q3 2012, consolidated cash cost per ounce of payable silver, net of by-product credits increased by 44% in Q4 2012 due mainly to lower silver and gold head grades at San Jose.

The financial statements and MD&A are available on SEDAR and have also been posted on the company's website at http://www.fortunasilver.com/s/financial_reports.asp.

ITEM 6:

RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:

OMITTED INFORMATION

Not applicable.

ITEM 8:

EXECUTIVE OFFICER

Jorge Ganoza, President & CEO

Telephone: 604-484-4085

ITEM 9:

DATE OF REPORT

March 20, 2013